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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              -----------------------

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)(*)


                        Pan Pacific Retail Properties, Inc.
                 --------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
                 --------------------------------------------------
                           (Title of Class of Securities)

                                  69806     L 10 4
                 --------------------------------------------------
                                   (CUSIP Number)






                              -----------------------




-------------------

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No 69806 L 10 4                  13G                           Page 2 of 5

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Revenue Properties (U.S.), Inc.
      98-0082-355
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                  (b)  / /
      Not Applicable
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

                           10,808,012(1)
                     -----------------------------------------------------------
  NUMBER OF SHARES   6.    SHARED VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING           -0-
    PERSON WITH
                     -----------------------------------------------------------
                     7.    SOLE DISPOSITIVE POWER

                           10,808,012(2)
                     -----------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,808,012
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      / /

      Not Applicable.
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      51.07%
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
     (1) Of the 10,808,012 shares beneficially owned by Revenue Properties (U.S.), Inc., 551,574 shares are held by its wholly-owned subsidiaries.

     (2) All of the shares of Pan Pacific Retail Properties, Inc. beneficially owned by Revenue Properties (U.S.), Inc. are pledged as collateral under an outstanding revolving credit loan. Although the lender has no voting power or disposition power with respect to the pledged shares unless a default under the loan occurs, Revenue Properties (U.S.), Inc. has agreed not to sell or otherwise dispose of the pledged shares without the lender's consent.


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CUSIP No 69806 L 10 4                  13G                           Page 3 of 5


ITEM 1(a)  NAME OF ISSUER:

           Pan Pacific Retail Properties, Inc.
           --------------------------------------------------------------------

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1631-B South Melrose Drive, Vista, California 92083
           --------------------------------------------------------------------

ITEM 2(a)  NAME OF PERSON FILING:

           Revenue Properties (U.S.), Inc.
           --------------------------------------------------------------------

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario M5S 1R1
           --------------------------------------------------------------------

ITEM 2(c)  CITIZENSHIP OR PLACE OF ORGANIZATION:

           Delaware
           --------------------------------------------------------------------

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock
           --------------------------------------------------------------------

ITEM 2(e)  CUSIP NUMBER:

           69806 L 10 4
           --------------------------------------------------------------------

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d(b), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4     OWNERSHIP:

      (a)  Amount beneficially owned:
           10,808,012
           --------------------------------------------------------------------

      (b)  Percent of class:
           51.07%
           --------------------------------------------------------------------


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CUSIP No 69806 L 10 4                  13G                           Page 4 of 5


      (c)  Number of shares as to which such person has:

           (i)     Sole power to vote or to direct the vote:    10,808,012(1)
                                                            --------------------

           (ii)    Shared power to vote or to direct the vote:      -0-
                                                              ------------------

           (iii)   Sole power to dispose or to direct the disposition of:
                   10,808,012(2)
                   --------------

           (iv)    Shared power to dispose or to direct the disposition of: -0-
                                                                           -----

     ---------------------

     (1) Of the 10,808,012 shares beneficially owned by Revenue Properties (U.S.), Inc., 551,574 shares are held by its wholly-owned subsidiaries.

     (2) All of the shares of Pan Pacific Retail Properties, Inc. beneficially owned by Revenue Properties (U.S.), Inc. are pledged as collateral under an outstanding revolving credit loan. Although the lender has no voting power or disposition power with respect to the pledged shares unless a default under the loan occurs, Revenue Properties (U.S.), Inc. has agreed not to sell or otherwise dispose of the pledged shares without the lender's consent.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


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CUSIP No 69806 L 10 4                  13G                           Page 5 of 5


                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:   February 12, 1999


                                        /s/ Paul W. Hellen
                                        ----------------------------------------
                                        Paul W. Hellen
                                        Secretary
                                        Revenue Properties (U.S.), Inc.